PETER J. GOODMAN

peter@getkazoo.com | 202.997.1558

Expertise in startups and rapid growth companies. Strong negotiation abilities, track record of streamlining operations, reducing costs, increasing productivity, reengineering departments and in securing capital investments. A dedicated entrepreneur and successful executive with a demonstrated history of working in the technology, healthcare and mobile app sectors. Skilled in marketing, product development and leadership.

President & COO KAZOO [FAMILYSIGNAL] Dearborn, MI: 2014 – Present	Lead a mobile app company that develops a social, safety, location and communications technology platform for iOS and Android

Hired as a turnaround executive in FamilySignal to avoid company dissolution; developed a new business model, product and market strategy; transformed company from a web-based business to a mobile app subscription company; raised $500K in new angel funding within six months of joining the company; re-branded company and developed new messaging; re-engineered and overhauled technology; oversaw product development, managed product roadmap and digital marketing initiatives; secured a technology partnership with Pathmazing, Cambodia's largest software development firm that specializes in the B2C/B2B2C marketplace whose clients include some of the world's biggest brands, such as Coca-Cola, eBay and Tesla; architected a joint venture framework in establishing a new company [Kazoo] and negotiated equity ownership among all key stakeholders.

Currently serving as President & Chief Operating Officer of Kazoo; run all day to day operations of company; lead and manage iOS and Android product development across multiple teams – UI/UX design, product development and quality assurance; work collaboratively with the CEO in setting strategic direction, corporate and product messaging, engaging in corporate partnership and investor discussions.

Founder and CEO GUT INSTINCT CREATIVE LLC Washington, DC: 2007–2019	Founded and managed an award-winning creative services, application and web development company

As founder and CEO, grew an award-winning creative services and web development company serving both large corporations and nonprofit organizations across the healthcare, technology, financial, legal and education sectors; interfaced with clients, oversaw project management, worked with product development team in architecting and designing custom web-based applications; experience includes website development, application development, advertising, branding, messaging and digital marketing.

President & Chief Operating Officer SELECTLEADERS, LLC New York, NY: 2004–2007	Led and managed an industry leading professional real estate employment online destination.

While serving as president & COO, built the first and only industry-wide professional real estate employment destination, a unique alliance of the real estate industry's top professional associations and trade organizations. Today the network generates 9 million annual page views, receives 450,000+ annual job applications and has 300,000+ registered professionals. Implemented customized marketing plans for each association and worked closely with the C-level executives in developing messaging, content marketing and digital marketing campaign;

doubled revenue within the first year of joining the company; managed technology planning, product development and client relations; recruited top IT talent and implemented automated bug tracking and enhancement processes; evaluated and implemented organizational and staffing expansion plan, which included a direct sales compensation system to properly reward individual and team effectiveness.

CEO and Founder
MYJOBCOACH, INC.
Washington, DC: 2000–2004

Founded and managed a nationwide online career development and coaching firm; sold to a privately held company.

Founded and launched an ASP online career development and coaching company that served more than one million members and thirty associations; clients included the American Public Health Association, the American Society of Mechanical Engineering, American Chemical Society and the American Society of Association Executives; raised $250K in angel funding; implemented and maintained guerilla marketing and media relations campaigns to launch the company, saving over $100K in agency fees; secured prominent exposure in the *Wall Street Journal, The Washington Post, Chicago Tribune, BusinessWeek, CBS Marketwatch,* and *Washington Business Journal;* wrote numerous articles on career development and negotiations that appeared in nationally circulated publications; managed a nationwide staff of seven employees and eighteen career coaches; negotiated and contracted long-term agreements with numerous associations that ranged in membership from 50K to 175K+.

CEO & Founder
MSI SOFTWARE, INC.
Fairfax, VA: 1993–2000

Founded and grew an international software development company that produced staff scheduling software used by more 1,200 medical institutions; sold to a privately held company.

Managed $3.5M budget, a staff of 27 and oversaw marketing, client services, engineering and finance departments; personally secured over 350 contracts with leading medical groups and healthcare institutions (targeted influential physicians and hospital administrators), which included: Harvard University Health Services, The Johns Hopkins Health System, Stanford University, Cleveland Clinic, May Clinic, Stanford Medical Center; raised $3M in venture capital financing and $1.2M in private equity; developed and launched a national marketing, sales and advertising campaign that targeted over 300K physicians via direct mail, trade shows, quarterly newsletters, product brochures and public relations; designed, wrote and distributed a tri-annual investor relations newsletter, MSI*Outlook*, to twenty-five private equity investors; launched *Clockwork,* a quarterly print newsletter with a circulation of 25K physicians and healthcare executives nationwide; company sold to a healthcare technology company.

EDUCATION

- BA in Political Science, Minor in Architecture | Washington University in St. Louis
- MA in Writing | The Johns Hopkins University

PUBLICATIONS

- *WIN-WIN Career Negotiations: Proven Strategies for Getting What You Want from Your Employer.* Foreword by Roger Fisher, author of best-selling book, *Getting to Yes,* and Director, Harvard Negotiation Project. Penguin Books, 2002.
- *We're All Different But We're All Kitty Cats* children's book. Marketing partner with PACER'S National Bullying Prevention Center. Greenleaf Book Group, 2012.